(Translation)

To Whom It May Concern:

                                                                  August 1, 2008

                            Company Name: Toyota Motor Corporation
                            Name and Title of Representative:
                                         Katsuaki Watanabe, President
                            (Code number: 7203
                                         Securities Exchanges throughout Japan)
                            Name and Title of Contact Person:
                                         Takuo Sasaki
                                         General Manager, Accounting Division
                            (Telephone Number: 0565-28-2121)

          Notice Concerning the Determination of the Exercise Price of
                    Stock Options (Stock Acquisition Rights)

Pursuant to the approval at the 104th Ordinary General Shareholders' Meeting of Toyota Motor Corporation ("TMC"), it was resolved at a meeting of the Board of Directors of TMC held on July 15, 2008 (the "Board Meeting") that rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") will be issued on August 1, 2008 for the purpose of granting stock options, pursuant to the provisions of Article 236, Article 238 and Article 239 of the Corporation Act. We hereby announce that, today, the initial amount of assets to be paid upon exercise of each Stock Acquisition Right, calculated based on the formula which was decided at the Board Meeting, has been determined at JPY 472,600 (initially JPY 4,726 per share).


[Reference]

(1) Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights to the Ordinary General Shareholders' Meeting:

    May 8, 2008

(2) Date on which the issuance of Stock Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting:

    June 24, 2008